

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2024

Daniel Schmitt
President and Chief Executive Officer
Actuate Therapeutics, Inc.
1751 River Run, Suite 400
Fort Worth, TX 76107

**Re: Actuate Therapeutics, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Exhibit Nos. 10.4 and 10.5
Filed July 23, 2024
File No. 333-279734**

Dear Daniel Schmitt:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Janet Spreen, Esq.